Mail Stop 3561

January 20, 2006

<u>Via Fax and U.S. Mail</u>

Mr. Jesse Bray
CHEC Funding, LLC
2728 N. Harwood Street
Dallas, Texas 75201

Re: CHEC Funding, LLC
Registration Statement on Form S-3
Filed December 22, 2005
File No. 333-130642

Dear Mr. Bray:

We have limited our review of your filing for compliance with Regulation AB. Please further note that our limited review covers only those issues addressed in the comments below.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as

appropriate. Please confirm to us in your response that you will comply with this instruction.

2. We note that your prospectus supplement has not been prepared in a fashion that fully contemplates all of the features identified in the base. Generally, the supplement should include bracketed disclosure which reflects the permutations set forth in the base. For example, without limitation, we note that the base contemplates the possibility of prefunding accounts, yet your prospectus supplement contains no reference to that feature. The supplement should provide bracketed disclosure in the form you intend to provide for offerings that include prefunding accounts or a bracketed placeholder confirming that the disclosure required by 1103(a)(5) of Reg. AB will be provided. In the next amendment, please include, to the extent practicable, bracketed language showing both where you plan to include information in the prospectus supplement and what the substance of that information will be in terms of compliance with Regulation AB.

3. We note that you indicate throughout the base prospectus that features in the supplement may be different than as described in the base (for example, without limitation, refer to the sentences on pages 5, 6, 40 and 41 of the base beginning "Unless otherwise…"). You should note that a takedown off of a shelf that involves features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Please revise the base prospectus to describe all features reasonably contemplated to be included in an actual takedown.

4. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

5. Please confirm your understanding that any security that can be called with 25% or more of the underlying principal outstanding must be titled "Callable."

6. Please confirm that any annexes or schedules will be incorporated by reference into the prospectus.

Prospectus Supplement

Summary, page S-3

7. We note that you mention a "special redemption right" on page 21 of the base prospectus. Please include bracketed language in the summary indicating where, when applicable, you intend to provide disclosure regarding this right. To the extent that a special redemption right is a feature of the offered certificates, we believe that right must be disclosed in the summary.

8. We note that the base contemplates inclusion of revolving and prefunding periods. Please provide bracketed placeholders with your anticipated form of disclosure for both features.

9. We note your base mentions the possibility CHEC Funding may not act as the servicer in all instances. Please add bracketed language to the prospectus supplement to indicate disclosure will be provided in accordance with Item 1108(a)(3) of Regulation AB if other servicers meet the requisite thresholds.

Originator, page S-3

10. Please clarify, if true that you will provide disclosure required by Items 1110(a) and (b) of Regulation AB for brokers that meet the applicable origination thresholds.

Stepdown date and trigger events, page S-9

11. Please revise this section to briefly identify and discuss the trigger events that may cause liquidation or amortization of the asset pool, or otherwise alter the transaction structure or flow of funds. Although you have discussed the stepdown date, the meaning and effect of "a delinquency event or cumulative loss trigger event" are unclear. Please expand your discussion of these triggers and also describe whether and how other trigger events may effect payment on the offered certificates.

Cap Agreement, page S-16

12. We note your disclosure with respect to the cap agreement. However, it appears that the base prospectus also contemplates the possibility of interest rate swaps. Please add your form of disclosure here and, as appropriate, elsewhere in the prospectus in the event swaps are featured in your future offerings.

Purchase and Substitution of Home Equity Loans, page S-16

13. Please include a brief description of the requirements for assets that may be added to the pool as substitute loans.

Description of the Home Equity Loans, page S-38

14. We note the first full paragraph on page S-39. Please describe the criteria used to select the assets in the pool.

15. In addition, please add a bracketed placeholder indicating where you will provide disclosure, when applicable, addressing differences between the criteria used to select current pool assets and the criteria used in connection with revolving or prefunding periods. See Item 1111(g)(7) of Regulation AB.

16. Please confirm that non-performing assets will not be included in the pool. Refer to 1101(c)(2)(iii) of Regulation AB.

Geographical Distribution of Mortgaged Properties, page S-42

17. To the extent 10% or more of the pool assets are located in any one state or geographic region, please confirm that you will disclose factors specific to such state or region that may materially impact the pool. Please refer to Item 1111(b)(14) of Regulation AB.

Pool Delinquency and Loss Experience, page S-76

18. We note that each loan included in the asset pool may be up to 60 days delinquent. Please tell us how you will meet the delinquent asset limitation requirement under General Instruction I.B.5.(a)(ii) of Form S-3.

19. Please confirm that you will provide delinquency and loss information in 30 day increments until charge-off. Please revise your disclosure to clarify. Refer to Item 1100(b) and 1101(g) of Regulation AB.

Fees and Expenses, page S-132

20. Please revise your disclosure to state the source and priority of the fees. Refer to Item 1113(c). We suggest items paid out of the servicer's fee, such as subservicer fees, if any, be shown with footnotes or indented or in some other fashion to provide a comprehensive picture of where the fees are going.

21. Where applicable, please disclose those expenses incurred in connection with the selection and acquisitions of the pool assets that are payable from the offering proceeds or by other transaction parties. Please refer to Item 1107(j) of Regulation AB.

Base Prospectus

Important Notice about Information…, page 2

22. We note your disclosure that if any terms of the notes described in this prospectus vary from the terms described in the prospectus supplement, investors should rely on information provided in the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

Introduction, page 6

23. In the second–to-last paragraph of this section you state that the offered securities may be "backed by only a portion of the assets in the trust fund." Please confirm that your proposed structure does not contemplate a series trust and that separate and unrelated transactions will not occur in the same asset pool.

Payments of Interest, page 20

24. Please include the interest rate disclosure required by Item 1113(a)(3) of Regulation AB. Although we note that you will include the specific method for interest calculation in your prospectus supplement, we believe that the base should provide a general description of the interest calculation methods contemplated. Please revise accordingly.

25. In that regard, please identify in the base prospectus the indices that may be used in connection with your offerings.

The Trust Funds, page 22

26. We note the second bullet. Please specify the investments that are permitted under your transaction documents.

27. We note the third bullet. Please clarify that credit enhancement includible in the pool is limited to that specified in the base prospectus.

28. We note that you may enter into an agreement that "may provide that additional home equity loans may be added to the trust" in certain circumstances. Please explain how you intend to ensure compliance with the discrete pool requirement of Regulation. AB. Furthermore, please include a bracketed placeholder in the summary for a brief description of this feature.

29. In addition, please specify who will exercise discretion over the addition or removal of pool assets.

Additional Information about the Home Equity Loans, page 24

30. Please confirm that you plan to file the finalized agreements, including the exhibits to these agreements, as an exhibit to the registrant statement or under cover of Form 8-K and incorporated by reference into the registration statement at the time of each takedown. Refer to 1100(f) of Regulation AB.

Eligible Investments, page 26

31. We note the final bullet of this section. Please either specify the permissible investments that you are referring to or delete this language.

Revolving Period and Amortization Period; Retained Interest, page 27

32. We note the final bullet in this section. Please delete or specify the additional uses anticipated for these collections.

Enhancement, page 27

33. We note the final bullet. Confirm you will not include in the asset pool any derivative agreements that could be used to synthetically create a non-ABS product whose payment would be based primarily by reference to something other than the performance of the receivables or other financial assets in the asset pool.

34. Please add bracketed language in the prospectus supplement to clarify that you will provide the financial information as outlined in Item 1114(b)(1) and (2) of Regulation AB if the aggregate significance percentage is 10% or more.

35. Please provide your form of disclosure that you plan to provide if the significant percentage of any derivative instrument is 10% or more, to the extent practicable. Refer to Item 1115(b)(1) and (2) of Regulation AB.

36. Please confirm that you will file any enhancement or support agreements or agreements regarding derivative instruments as exhibits.

Certain Matters Regarding the Servicer, page 36

37. Please revise to clarify that you will file a separate assessment report, attestation report and servicer compliance statement if multiple servicers are involved in the current transaction, including when specific servicing functions are outsourced to third parties. Refer to Instructions to Items 1122 and 1123 of Regulation AB.

38. Please revise to clarify that you will be using Item 1122 as the basis for your compliance and attestation reports and confirm, if true, that you have amended your underlying agreements to make this a contractual obligation.

Reporting Requirements, page 38

39. Please revise this section to confirm that you will provide the disclosure required by Item 1121 of Regulation AB. To the extent you believe that certain information is not material, please advise.

Optional Termination, page 40

40. Please more fully describe the circumstances under which credit enhancers will be deemed to have an optional termination right.

Where You Can Find More Information, page 74

41. Please mote that the SEC's only public reference room is located at 100 F St. NE in Washington, D.C.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please do not hesitate to contact Daniel H. Morris at (202) 551-3314 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Reed D. Auerbach
        McKee Nelson LLP (Fax: 917.777.4299)